Filed Pursuant to Rule 253(g)(2)
File No. 024-10504

FUNDRISE EQUITY REIT, LLC

SUPPLEMENT NO. 1 DATED JULY 24, 2019
TO THE OFFERING CIRCULAR DATED JUNE 5, 2019

This document supplements, and should be read in conjunction with, the offering circular of Fundrise Equity REIT, LLC (the “Company”, “we”, “our” or “us”), dated June 5, 2019, as previously supplemented, and filed by us with the Securities and Exchange Commission (the “Commission”) on June 27, 2019 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose:

•	Asset acquisitions.

Asset Acquisition

Acquisition of Controlled Subsidiary Investment – Amira JV LP

On July 18, 2019, we directly acquired ownership of a “majority-owned subsidiary”, Amira JV LP (the “RSE Amira Controlled Subsidiary”), for an initial purchase price of $18,117,000, which is the initial stated value of our equity interest in the RSE Amira Controlled Subsidiary (the “RSE Amira Investment”). The RSE Amira Controlled Subsidiary used the proceeds to close on the acquisition of a single stabilized garden-style multifamily property totaling 360 units located at 6105 Paddock Glen Drive, FL 33634 (the “Westly Shores Property”). The closing of both the initial RSE Amira Investment and the Westly Shores Property occurred concurrently. The RSE Amira Investment was partially financed with a $5,000,000 unsecured loan obtained from an affiliated entity, with a one year initial term and an interest rate of 4.50% per annum, with interest accruing to maturity.  The remaining portion of the RSE Amira Investment was funded with proceeds from our offering.

The RSE Amira Controlled Subsidiary is managed by American Landmark Apartments (“ALA”), which operates over 24,000 units across the southeast United States. ALA manages a diverse real estate portfolio valued in excess of $250 million.

Pursuant to the agreements governing the RSE Amira Investment (the “RSE Amira Operative Agreements”), our consent is required for all major decisions regarding the RSE Amira Controlled Subsidiary. In addition, an affiliate of our sponsor earned an origination fee of approximately 2.0% of the RSE Amira Investment, paid directly by the RSE Amira Controlled Subsidiary.

The Westly Shores Property, which is held through Amira at Westly LP, a wholly-owned subsidiary of the RSE Amira Controlled Subsidiary, was acquired for a purchase price of approximately $64,000,000. ALA anticipates additional hard costs of approximately $5,700,000 to perform common area and unit improvements, as well as additional soft costs and financing costs of approximately $2,950,000 bringing the total projected project cost for the Westly Shores Property to approximately $72,650,000. The renovations are expected to be complete within 12 to 18 months. To finance the acquisition of the Westly Shores Property, a $42,450,000 senior secured loan with a ten (10) year initial term at a 3.85% interest rate with five years interest-only was provided by Newmark Knight Frank – Freddie Mac (the “Westly Shores Senior Loan”). The remaining equity contributions to the RSE Amira Controlled Subsidiary are being contributed 60% by the Company and 40% by ALA and its affiliates.

As of the closing date, the Westly Shores Senior Loan had an approximate LTC ratio of 58.4%. The LTC ratio, or the loan-to-cost ratio, is the approximate amount of the total debt on the asset, divided by the anticipated cost to complete the project. We generally use LTC as a measure of leverage for properties that are subject to construction. There can be no assurance that the anticipated completion cost will be achieved or that the LTC ratio will not vary at points over the course of ownership.

The Westly Shores Property is a 360 unit garden-style apartment property in Tampa, FL, and was approximately 90% occupied at the time of our investment. The property was constructed in 1999, and the build is of reinforced concrete foundation and wood frame. Prior to our acquisition, 16 units were fully renovated. ALA plans to fully renovate the remaining 344 units with stainless steel appliances, granite countertops, kitchen backsplash, new cabinetry, brushed nickel fixtures, new lighting fixtures, vinyl plank flooring in common areas, and 2” faux wood blinds.

The Tampa market presents an attractive investment opportunity arising from strong demographic growth and solid multifamily market fundamentals.

The following table contains performance assumptions and projections. Individual assumptions and projected returns are presented at the asset level. All of the values in the table below are projections and assumptions that we believe to be reasonable; however, there can be no guarantee that such results will be achieved.

Asset Name	Projected Returns	Projected Renovation Hard Cost per Unit	Projected Average Increase to Monthly Rent from Renovation	Projected Stabilized Economic Vacancy	Projected Average Annual Rent Growth	Projected Average Annual Other Income Growth	Projected Average Annual Expense Growth	Projected Hold Period
Tampa, FL Apartments- Westly Shores - Amira JV LP	9.4% - 14.2%	$15,828	$179	6.0%	2.5%	2.5%	2.5%	10 years